1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2005.

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

40 Fushan Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  X        Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes             No  X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date October 31, 2005	By	/s/ Chen Guangshui
Chen Guangshui,
Director and Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China (“PRC”) with limited liability)

(Stock Code: 1171)

Third Quarterly Report for the Year 2005

IMPORTANT

This announcement is made pursuant to the disclosure requirement under rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Board of Directors (the “Board”) and the Directors of Yanzhou Coal Mining Company Limited (the “Company”) confirm that this announcement does not contain any false information, misleading statements or material omissions, and accept joint and several responsibility for the truthfulness, accuracy and completeness of the contents.

The Company’s chairman, Mr. Wang Xin, chief financial officer, Mr. Wu Yuxiang, and chief of the planning and finance department, Mr. Zhang Baocai, confirm that the financial statements contained in the third quarterly report for the year 2005 (the “Report”) are true and complete. The financial statements of the Company set out in the Report have not been audited.

Summary of the unaudited results for the third quarter ended 30th September, 2005:

•	This Report is prepared in accordance with the Regulations on Disclosure of Information in Quarterly Reports for Listed Companies issued by China Securities Regulatory Commission.

•	All financial information contained in this Report is prepared in accordance with the PRC Generally Accepted Accounting Principles. The Company has also provided the average coal sales price of the first three quarters of 2005 prepared on the same basis as its previous periodical reports as announced overseas. Please refer to the section headed “Brief analysis of general operating performance during the reporting period”. Shareholders of the Company and public investors should be aware of the different bases of calculation used in this Report and those in the interim and annual reports when trading in shares of the Company.

•	Unless otherwise specified, the currency in this Report is denominated in Renminbi.

•	In the third quarter of 2005, revenue from principal operations was RMB2,659.941 million, representing a decrease of RMB548.032 million or 17.1% as compared with the corresponding period last financial year. Realised net profit was RMB384.614 million, representing a decrease of RMB471.165 million or 55.17% as compared with the corresponding period last year.

•	During the first three quarters of 2005, revenue from principal operations was RMB9,336.586 million, representing an increase of RMB795.949 million or 9.3% as compared with the corresponding period last financial year. Realised net profit was RMB2,041.237 million, representing an increase of RMB127.190 million or 6.6% as compared with the corresponding period last financial year.

•	The information contained in this Report is the same as that published on the Shanghai Stock Exchange, and this announcement is published simultaneously in the PRC and overseas.

1. GENERAL INFORMATION

1.1 General Information

The stock exchange on which the Company is listed	Shanghai Stock Exchange	The Stock Exchange of Hong Kong Limited	New York Stock Exchange, Inc.
Stock abbreviation	Yanzhou Mei Ye	—	—
Stock code	600188	1171	YZC

	Secretary of the Board of Directors	Representative of Securities Business
Name	Chen Guang Shui	—
Contact address	298 Fushan South Road, Zoucheng,
	Shandong Province, PRC	—
Tel	(86-537)-5382319	—
Fax	(86-537)-5383311	—
E-mail	yzc@yanzhoucoal.com.cn	—

1.2 Financial Information

1.2.1 Major financial statistics and indexes

	At the end of this reporting period	At the end of last financial year	Increase/ decrease
	(unaudited)	(audited)	(%)
Total assets (RMB)	20,179,027,996	18,213,918,970	10.8
Shareholders’ equity (excluding minority interest) (RMB)	16,643,102,955	15,252,470,563	9.1
Net assets per share (RMB)	3.38	3.10 (note 1)	9.1
Net assets per share after adjustment (RMB)	3.37	3.09 (note 1)	9.1

	Reporting period	From the beginning of this year to the end of this reporting period	Increase/decrease (%) of this reporting period over the same period last year
	(unaudited)	(unaudited)
Net cash flow from operating activities (RMB)	30,258,783	2,715,011,904	–97.6
Earnings per share (RMB)	0.08	0.42	–52.9 (note 2)
Return on net assets (%)	2.31	12.26	decreased by 3.63 percentage
Weighted average return on net assets after deducting extraordinary gain and loss (%)	2.32	12.27	decreased by 4.27 percentage

Note 1.	Net assets per share at the end of the last financial year and net assets per share after adjustment are calculated on the basis of 4,918.4 million shares, being the total number of shares in issue at the end of this reporting period; if calculated on the basis of 3,074.0 million shares, being the total number of shares in issue at the end of the last reporting period, net assets per share at the end of last financial year and net assets per share after adjustment are RMB4.96 and RMB4.94 respectively.

Note 2.	Earnings per share of the corresponding period of the last financial year is RMB 0.17 which is calculated on the basis of 4,918.4 million shares in the total share capital of the Company as at the end of this reporting period; if calculated on the basis of 3,074.0 million shares in the total share capital of the Company as at 30 September 2004, earnings per share of the corresponding period of the last financial year is RMB0.28 per share.

Extraordinary gain and loss (For the nine months ended 30th September)	Amount (RMB)
(unaudited)
Non-operating income	458,900
Non-operating expenses	–5,211,607
Short-term investment return	5,412,850
Impact on income tax	–1,643,968

Total	–983,825

1.2.2 Statement of Income

Statement of Income

Unit: RMB Yuan

Item	This reporting period (For the three months ended 30th September)		Corresponding period last financial year (For the three months ended 30th September)
	Consolidated	The Company	Consolidated	The Company
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue from principal operations	2,659,940,792	2,659,940,792	3,207,973,118	3,207,973,118
Less: Cost of principal operations	1,413,968,362	1,413,968,362	1,167,092,934	1,167,129,796
Sales taxes and surcharges	62,314,354	62,314,354	62,248,244	61,277,694
Profit from principal operations	1,183,658,076	1,183,658,076	1,978,631,940	1,979,565,628
Add: Profit from other operations	13,061,290	12,940,037	8,305,991	7,759,223
Less: Operating expenses	178,676,188	180,553,734	332,384,632	334,270,488
Administrative expenses	403,251,317	396,150,992	349,634,143	348,628,952
Financial expenses	42,280,973	44,941,381	433,072	444,981
Operating profit	572,510,888	574,952,006	1,304,486,084	1,303,980,430
Add: Investment income	6,221,862	3,495,241	7,319,075	7,542,150
Subsidy income	—	—	—	—
Non-operating income	181,604	176,604	650,108	650,108
Less: Non-operating expenses	3,134,636	3,130,432	795,661	795,619
Total profits	575,779,718	575,493,419	1,311,659,606	1,311,377,069
Less: Income taxes	191,011,925	190,879,745	455,738,766	455,598,377
Minority interest	154,119	—	142,148	—
Net profit	384,613,674	384,613,674	855,778,692	855,778,692

Statement of Income (Continued)

Unit: RMB Yuan

Item	From January to the end of this reporting period (For the nine months ended 30th September)		Corresponding period last financial year (For the nine months ended 30th September)
	Consolidated	The Company	Consolidated	The Company
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue from principal operations	9,336,585,713	9,336,585,713	8,540,636,747	8,540,636,747
Less: Cost of principal operations	4,172,236,262	4,173,512,179	3,293,703,701	3,293,877,642
Sales taxes and surcharges	187,348,363	187,348,363	168,137,272	166,062,676
Profit from principal operations	4,977,001,088	4,975,725,171	5,078,795,774	5,080,696,429
Add: Profit from other operations	36,952,903	36,470,937	28,166,613	26,025,311
Less: Operating expenses	717,070,646	721,020,800	1,139,580,607	1,144,994,149
Administrative expenses	1,208,671,596	1,190,492,197	1,020,656,766	1,016,368,181
Financial expenses	37,856,588	37,925,853	(7,569,885)	(7,704,029)
Operating profit	3,050,355,161	3,062,757,258	2,954,294,899	2,953,063,439
Add: Investment income	9,040,516	(4,280,494)	13,201,946	13,793,690
Subsidy income	—	—	—	—
Non-operating income	458,900	433,900	1,485,284	1,485,284
Less: Non-operating expenses	5,211,607	5,034,683	6,898,892	6,868,312
Total profits	3,054,642,970	3,053,875,981	2,962,083,237	2,961,474,101
Less: Income taxes	1,012,963,545	1,012,639,214	1,047,724,801	1,047,427,269
Minority interest	442,658	—	311,604	—
Net profit	2,041,236,767	2,041,236,767	1,914,046,832	1,914,046,832

1.3	Total number of shareholders and the top 10 shareholders with tradable shares of the Company at the end of this reporting period

Total number of shareholders at the end of this reporting period	46,350

The top 10 shareholders with tradable shares of the Company

Full Name of Shareholder	Number of tradable shares at the end of this reporting period	Classes of shares (A, B, H shares or others) held
HKSCC Nominees Limited	1,953,877,996	H shares
Zhongxin Classic Allocation Securities Investment Fund	14,000,000	A shares
Deutsche Bank Aktiengesellschaft	11,568,690	A shares
UBS Limited	9,479,478	A shares
Credit Suisse First Boston (Hong Kong) Limited	8,788,357	A shares
Lehman Brothers International (Europe)	8,500,194	A shares
Tongsheng Securities Investment Fund	6,528,669	A shares
Yangjiang Xizhilang Pudding manufacturing Co., Ltd.	6,458,165	A shares
Shanghai Stock Exchange 50 Exchange Trading Open-End Index Securities Investment Fund	5,970,618	A shares
Shanghai Baogang Group	5,335,250	A shares

2. MANAGEMENT DISCUSSION AND ANALYSIS

2.1 Brief analysis of general operating performance during the reporting period

(1) Brief analysis of general operating performance during the reporting period

During this reporting period, the Company’s revenue from principal operations was RMB2,659.941 million, representing a decrease of RMB548.032 million or 17.1% as compared with the corresponding period in 2004. This was attributable to the decrease of coal sales, as a result of the decrease in raw coal production as compared with the corresponding period last year. The cost of principal operations was RMB1,413.968 million, representing an increase of RMB246.875 million or 21.2% over the corresponding period in 2004. This was mainly attributable to certain factors including the decrease in the rate of export tax rebate, the increase in raw material price, increased investment in employee’s safety, the increase in employees’ wages, the increase in expense caused by “the Four Optimizations in Coal Sales” strategies of the Company which led to increased expenditures. Realised net profit was RMB384.614 million, representing a decrease of RMB471.165 million or 55.1% as compared with the corresponding period last year.

During the reporting period, the Company’s coal production was 7.36 million tonnes, representing a decrease of 3.18 million tonnes, or 30.2%, as compared with the corresponding period in 2004. The Company’s salable coal production was 6.65 million tonnes, representing a decrease of 3.11 million tonnes, or 33.2%, as compared with the corresponding period in 2004.

The Company sold 6.81 million tonnes of coal, representing a decrease of 2.55 million or 27.2%, as compared with the corresponding period in 2004.

Coal transported by the railway assets was 4.36 million tonnes, representing a decrease of 2.32 million tonnes or 34.7%.

(2) Brief analysis of general operating performance in the first three quarters

During the first three quarters, the Company’s revenue from principal operations was RMB9,336.586 million, representing an increase of RMB795.949 million or 9.3% over the corresponding period in 2004. Of the Company’s revenue, income from the sales of coal was RMB9,208.384 million, representing an increase of RMB838.388 million or 10.0% as compared with the corresponding period last year, which was mainly attributable to a decreased revenue from the principal operations of RMB1,458.891 million due to the decrease in sales volume but an increased revenue from the principal operations of RMB2,297.279 million due to the increase in selling prices of coal. Railway transportation service income (income realised from the freight expenses borne by customers for the volume of coal transported by the exclusive railway assets within the mining area) was RMB128.202 million, representing a decrease of RMB42.439 million or 24.9% as compared with the corresponding period in 2004.

The Company’s cost of principal operations was RMB4,172.236 million, representing an increase of RMB878.533 million or 26.7% over the corresponding period in 2004. Of the Company’s costs, cost of sales of coal products was RMB4,098.452 million, representing an increase of RMB868.173 million or 26.9% as compared with the corresponding period last year. The unit cost of coal sales was RMB174.77/tonne, representing an increase of RMB61.04/tonne or 53.7% as compared with the corresponding period last year, which was mainly attributable to (1) the decrease of 4.95 million tonnes in coal sales which caused an increase of RMB20.80 in the unit cost of coal sales; (2) the increase in expense of objective factors which caused an increase of RMB26.24 in the unit cost of coal sales, among others, an increase of RMB2.01 per tonne was caused by the decrease in the rate of export tax rebate, an increase of RMB5.80 per tonne was caused by the appropriation of Safety Work Expense and increased expense in employee safety investment, an increase of RMB3.64 per tonne was caused by the appropriation of Reform and Specific Development Fund; and an increase of RMB5.50 per tonne was caused by the increase of raw material price; an increase of RMB9.29 per tonne was caused by the increased compensation for land sink; (3) the increase in employee’s wages caused an increase of RMB8.50 in the unit cost of coal sales; (4) the increase in expense which has been caused by “The Four Optimizations in Coal Sales” resulting in an increase of RMB5.60 in the unit cost of coal sales; and (5) the increased efforts in cost control by the Company which partly offset the impacts of the increase in cost.

The Company’s realised profit from principal operations decreased by RMB101.795 million or 2.0% to RMB4,977.001 million as compared with the corresponding period in 2004.

The Company’s realised net profit increased by RMB127.190 million or 6.6% to RMB2,041.237 million as compared with the corresponding period in 2004.

During the first three quarters, the Company’s raw coal production was 25.81 million tonnes, representing a decrease of 4.54 million tonnes, or15.0%, as compared with the corresponding period in 2004. This was mainly due to the delay in resettlement of the villages located above the coal seams of the Company. In 2005, six of the villages located above the Company’s coal seams have not been resettled in accordance with the removal schedule, resulting in abnormal production of six of the coal mining systems. It is estimated that two villages will complete the resettlement in the fourth quarter of 2005 and three coal mining systems will get back to normal production. The Company’s coal production capacity in the fourth quarter of 2005 will return to the production level in the first half of 2005. Upon resettlement of the remaining four villages in the first quarter of 2006, the remaining three coal mining systems will return to normal production in the first quarter of 2006.

The Company’s salable coal production was 23.85 million tonnes, representing a decrease of 4.74 million tonnes, or 16.6%, as compared with the corresponding period in 2004.

The Company sold 23.45 million tonnes of coal, representing a decrease of 4.95 million or 17.4%, as compared with the corresponding period in 2004 mainly due to the decrease of raw coal production of the first three quarters. Of the coal sold, 18.04 million tonnes of coal were sold to the domestic market, representing a decrease of 2.72 million tonnes or 13.1%, as compared with the corresponding period in 2004; and 5.41 million tonnes were sold to the overseas market, representing a decrease of 2.23 million or 29.2%, as compared with the corresponding period in 2004.

Coal transported by the railway assets of the Company was 15.34 million tonnes, representing a decrease of 4.48 million tonnes or 22.6%.

(3) Average coal sales price analysis of the first three quarters

The following table sets out average coal sales price calculated on the same basis as its previous periodical reports announced in the PRC during the first three quarters:

Unit: RMB/tonne

	Year 2005		Year 2004		For the year ended 31st December, 2004
	The third quarter	The first three quarters	The third quarter	The first three quarters
Average coal sales price	385.65	392.66	336.62	294.70	315.25
Domestic sales	344.73	362.74	292.54	262.17	286.06
Export sales	507.80	492.46	439.29	383.14	396.83

During the first three quarters, the Company’s average coal sales price was RMB392.66/tonne, representing an increase of RMB97.96/tonne or 33.2% as compared with the same period in 2004. Of the average coal sales price, the average domestic coal sales price was RMB362.74/tonne, representing an increase of RMB100.57/tonne or 38.4% as compared with the corresponding period in 2004; and the average export coal sales price was RMB492.46/tonne, representing an increase of RMB109.32/tonne or 28.5% as compared with the same period in 2004. The increase in coal price was principally due to the increase in the domestic and overseas coal market prices and the optimization of product mix and customer structures upon the implementation of the Company’s “The Four Optimizations in Coal Sales” strategies, leading to an increased the coal sales price.

In the third quarter, the Company’s average coal sales price was RMB385.65/tonne, representing a decrease of RMB9.88/tonne or 2.5% as compared with the price of RMB395.53/tonne of the first half of 2005 mainly due to the decrease in coal price for domestic market of the third quarter.

The following table sets out the Company’s average coal sales prices calculated on the same basis as its previous periodical reports announced overseas during the first three quarters:

Unit: RMB/tonne

	Year 2005		Year 2004		For the year ended 31st December, 2004
	The third quarter	The first three quarters	The third quarter	The first three quarters
Average coal sales price (note)	352.32	356.41	295.84	250.40	272.45
Domestic sales	326.93	343.96	277.00	240.60	264.65
Export sales	428.12	397.92	339.75	277.05	294.26

Note: 1.	The average coal sales price represents the invoice prices minus sale taxes, transportation costs from the Company to ports, port charges and miscellaneous fees for coal sales.

2.	The average coal sales price has considered the impact of such factors as the merger of Yanmei Shipping Company Limited, and the prices of the third quarter of 2004, and the first three quarters of 2004 disclosed in the periodical reports has been adjusted.

As calculated in accordance with the basis reflected in the Company’s previous periodical reports and as announced overseas, the average coal sales price in the first three quarter of 2005 was RMB356.41/tonne, representing an increase of RMB106.01/ tonne or 42.3% as compared with the corresponding period last year. Of the average coal sales price, the average domestic coal sales price was RMB343.96/tonne, representing an increase of RMB103.36/tonne or43.0% as compared with the corresponding period last year; and average export coal sales price was RMB397.92/ tonne, representing an increase of RMB120.87/tonne or 43.6% as compared with the corresponding period last year.

2.1.1 Information on principal operations or products which contributed 10% or more to the revenue from principal operations or profit from principal operations

☑  Applicable    ☐  Not applicable

Industries/products	Revenue from principal operations	Cost of principal operations	Gross profit ratio
	(RMB thousand)	(RMB thousand)
	(Unaudited)	(Unaudited)	(%)
Coal mining & preparation	2,627,010	1,391,228	47.04
Including: connected transactions	115,592	61,842	46.50

2.1.2 Seasonal or periodical factors for the Company’s operation

☐  Applicable    ☑  Not applicable

2.1.3 Breakdown of profits for the reporting period (material changes in the proportion of the total profits of the following items as compared with the previous reported period and the reasons thereof: profit from principal operations, profit from other operations, expenses, investment income, subsidy income and net non-operating income and expenses)

☑  Applicable    ☐  Not applicable

				In relation to profit (%)
	This reporting period	For the financial year ended 31st December, 2004	This reporting period	For the financial year ended 31st December, 2004	Increase/ decrease
	(RMB thousand)	(RMB thousand)
	(Unaudited)	(Unaudited)			(%)
Profit from principal operations	1,183,658	3,793,343	205.57	153.03	34.33
Profit from other operations	13,061	23,892	2.27	0.96	136.46
Expenses	624,208	1,339,390	108.41	54.03	100.65
Investment income	6,222	2,819	1.08	0.11	881.82
Net non-operating income and expenses	–2,953	–1,800	–0.51	–0.07	628.57
Total profits	575,780	2,478,863	100.00	100.00	0.00

The proportion of the profit from principal operations and the profit from other operations to the total profits of the Company increased from 153.03% to 205.57% and from 0.96% to 2.27% respectively as compared with the previous reporting period. This was mainly because the decrease in raw coal production caused the decrease in both the profit from principal operations and total profits, but at the same time profit from other operations and expenses were stable, resulting in a larger decrease in total profit than the decrease in profit from principal operations.

The proportion of expense to the total profits of the Company increased respectively from 54.03% to 108.41% as compared with the previous reporting period. This was mainly due to a greater decrease in total profit of the reporting period which the expense during the reporting period was relatively stable.

During this reporting period, the proportion of investment income to the total profit of the Company increased from 0.11% to 1.08% as compared with the previous reporting period. This was mainly due to the substantial decrease in total profits and the distribution of cash dividends in the amount of RMB4,465 million by Shenneng Company Limited during this reporting period.

During this reporting period, the proportion of net non-operating income and expenses (net expenses) to the total profit of the Company increased from 0.07% to 0.51% as compared with the previous reporting period. This was mainly due to the substantial decrease in total profits of the Company during this reporting period compared with the corresponding period of last year.

2.1.4 Details and explanation on material changes in the principal operations and its composition as compared with the previous reporting period

☐  Applicable    ☑  Not applicable

2.1.5 Details and explanation on material changes in the profit generating ability (gross profit margin) of the principal operations as compared with the previous reporting period

☑  Applicable    ☐  Not applicable

During this reporting period, the gross profit margin of the Company decreased from 58.88% to 47.04%, representing a decrease by 11.84% or a decrease of 20.1% as compared with the gross profit margin in the previous reporting period mainly due to (1) average coal sales price of this reporting period decreased by RMB9.88/tonne or 2.5% as compared with the corresponding period last year; (2) the unit coal sales cost of this reporting period increased by RMB41.61/tonne or 25.6% as compared with the corresponding period last year.

2.2 Major events and their impact and analysis on the solutions

☑  Applicable    ☐  Not applicable

Acquisition of Equity Interest of Heze Neng Hua

For the purposes of obtaining additional reserve coal resources, enhancing profitability, and further implementing the non-competition undertakings and the undertakings by Yankuang Group, the Parent Company, relating to the exploitation of coal resources in Juye coalfield, at the time of the listing of the Company, the Company commenced the process to acquire 95.67% equity interest in Yankuang Heze Power Chemical Company Limited (now renamed as Yanmei Heze Neng Hua (“Heze Nenghua”)) owned by the Parent Company.

On 19th August, 2005, the first extraordinary general meeting of the Company in 2005 was held, in which the “Equity Transfer Agreement Between Yankuang Group Company Limited and Yanzhou Coal Miing Company Limited”, the “Supplemental Equity Transfer Agreement Between Yankuang Group Company Limited and Yanzhou Coal Mining Company Limited” (the “Supplemental Agreement”) and the relevant arrangements for down payment of the equity transfer were approved.

The Company and the Parent Company are undergoing the relevant procedures for transfer of domestic state-owned property rights and will make appropriate announcement when the procedures for the transfer of the equity-interest of Heze Nenghua is completed.

Entrusted loan

In December 2004, the Company made an entrusted loan of RMB640 million to Shandong Xin Jia Industrial Company Limited (“Shandong Xin Jia”) through the Bank of China Jining Branch (the “Entrusted Loan”), which was secured by a guarantee provided by Lianda Group Limited (“Lianda Group”). To control and avoid risk and to ensure repayment of the principal and interest of the Entrusted Loan, the Company applied and obtained an order from the People’s High Court of Shandong Province to freeze the 289 million shares held by Lianda Group, the guarantor, in Huaxia Bank Company Limited (the “Pledged Shares”).

Since Shandong Xin Jia failed to duly repay the principal and interest of the Entrusted Loan, the Higher People’s Court of Shandong Province appointed Shandong Yinxing Auction Company Limited to auction the Pledged Shares in accordance with the relevant laws on 6 September 2005. The final auction price is RMB3.5 per Pledged Share and total final auction amount is RMB 1,011.5 million.

According to the agreement in relation to the Entrusted Loan (the “Agreement”) entered into among the Company, the Bank of China Jining Branch, Shandong Xin Jia Industrial Company Limited and Lianda Group Limited, any tax payable and expenses arising from the execution and enforcement of the Agreement and the disputes relating to the Agreement shall be payable or reimbursed by the borrower. The balance of the total final auction amount of the Pledged Shares after deducting the principal, interest, penalty interest and other relevant expenses payable to the Company, will be dealt with by the relevant parties.

The successful bidder of the Pledged Shares will pay the auction amount after the qualification approval procedures of China Banking Regulatory Commission and the transfer procedures of the Pledged Shares have been completed. The auction amount will be administered by the People’s High Court of Shandong Province. After the completion of the legal procedures, the Company will get back the principal, interest, penalty interest and relevant expenses of the Entrusted Loan and upon which the Company will timely publish an announcement. As at the date of this announcement, such legal procedures still have not been completed yet.

On-going connected transactions during the reporting period

(1)	On-going connected transactions of the Company are mainly the on-going supplies of materials and services between the Company and the Parent Company including affiliated companies of the Parent Company.

The Materials and Services Supply Agreement, its Supplemental Agreement (both entered into between the Company and the Parent Company) and its Second Supplement Agreement define the on-going supplies of materials and services between the Company and the Parent Company. Payment of such supplies can be made either in one payment or by several instalment payments. The prices of such transactions are determined according to the following methods: price determined by the State; if there is no State determined price, then the applicable price shall be the market price; if there is neither State determined price nor market price, the applicable price shall be the actual cost.

The total value of coal sales and materials supplied by the Company to the Parent Company during the report period was RMB255.721 million; and total value of the maintenance services and engineering services provided by the Parent Company to the Company during the report period is RMB285.529 million.

The following table sets out the impact of services and material supplies by the Company to the Parent Company on the Company’s profit:

	Revenue from principal operations	Cost of principal operations	Gross profit
	(RMB thousand)	(RMB thousand)	(RMB thousand)
Coal and services provided by the Company to the Parent Company	115,592	61,842	53,750

(2)	According to the agreement between the Company and the Parent Company, the employees’ pensions and medical welfare fund of the Company are paid by the Company to the relevant administrative authorities through the Parent Company. During the reporting period, the Company paid a total sum of RMB171.188 million employees’ pensions and medical welfare.

(3)	Comparison of On-going connected transactions to the previous plan during the reporting period:

				Amount of the first three quarters 2005
Classes of connect transaction		Total plan of 2005	Amount of the third quarter 2005		Proportion to the total estimated
		(RMB thousand)	(RMB thousand)	(RMB thousand)	amount
1.	Materials and services provided by the Company to the Parent Company Sales of product	1,339,509	255,721	886,754	66.20%
2.	Materials and services provided by Parent Company to the Company Purchase of Raw material	500,000	94,370	236,784	47.36%
	Purchase of fuel and power	354,180	86,373	260,994	73.69%
	Acceptance of services	707,971	131,798	326,642	46.14%
	Payment of employees’ pensions and the expenses of retirement benefits through the Parent Company	437,436	134,441	362,836	82.95%

2.3	Details and reasons for changes in accounting policies, accounting estimations, scope of consolidation and significant accounting errors

☐  Applicable    ☑  Not applicable

2.4	Explanations made by the Board and the Supervisory Committee under the situation that an audit report with non-standard opinion was issued

☐  Applicable    ☑  Not applicable

2.5	Caution and explanations for possible loss or material changes in net profit in the period from the beginning of this year to the end of the next reporting period as compared with the same period last year

☐  Applicable    ☑  Not applicable

2.6	Subsequent changes on those already disclosed annual business plan or budget of the Company

☐  Applicable    ☑  Not applicable

3. DIRECTORS

As at the date of this announcement, the Directors of the Company are Mr. Wang Xin, Mr. Geng Jiahua, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Chen Guangshui and Mr. Dong Yunqing and the independent non-executive Directors of the Company are Mr. Pu Hongjiu, Mr. Cui Jianmin, Mr. Wang Xiaojun and Mr. Wang Quanxi.

The full versions of the Company’s balance sheet, income statement and cash flow statement for the third quarter of 2005 are published on the website of The Stock Exchange of Hong Kong Limited at http://www.hkex.com.hk and Shanghai Stock Exchange at http://www.sse.com.cn.

By order of the Board of Directors of
Yanzhou Coal Mining Company Limited
Wang Xin
Chairman of the Board

Shandong Province, PRC, 26th October, 2005

ABOUT THE COMPANY

Our contact information of this release is:

•	Business address: 298 Fushan South Road, zoucheng, Shandong Province, PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Chen Guangshui, Director and Company Secretary; (86) 537 538 3310